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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-148414

SUPPLEMENT NO. 3
DATED JUNE 17, 2010
TO THE PROSPECTUS DATED APRIL 27, 2010
OF BEHRINGER HARVARD MULTIFAMILY REIT I, INC.

        This Supplement No. 3 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard Multifamily REIT I, Inc. dated April 27, 2010, Supplement No. 1 dated April 27, 2010 and Supplement No. 2 dated May 20, 2010. Unless otherwise defined in this Supplement No. 3, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose, among other things, the following:

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  status of the offering;

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  amendment and restatement of our advisory management agreement;

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  recent distributions declaration;

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  recent acquisitions and financings;

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  potential acquisitions;

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  updates regarding the discussion of recent developments of other Behringer Harvard sponsored programs; and

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  corrections to prior performance table information.

Status of the Offering

        We commenced our initial public offering of common stock on September 5, 2008. Through June 11, 2010, we have accepted investors' subscriptions to this public offering and issued approximately 70.8 million shares of our common stock pursuant to our initial public offering (including the primary offering and distribution reinvestment plan) resulting in aggregate gross proceeds of approximately $705.8 million. We have approximately 131.4 million shares remaining for sale in the primary portion of our public offering and 47.8 million shares remaining for sale in the distribution reinvestment plan. We reserve the right to reallocate the shares we are offering between the primary offering and the distribution reinvestment plan.

Fourth Amended and Restated Advisory Management Agreement

        On June 14, 2010, we and our advisor entered into the Fourth Amended and Restated Advisory Management Agreement (the "Amended and Restated Agreement"), which is effective July 1, 2010 and amends and restates the Third Amended and Restated Advisory Management Agreement dated January 29, 2010.

        In the Amended and Restated Agreement, in order to provide more support for our distributions, our advisor has agreed to revise the asset management fee so that the amount of the fee is dependent upon our performance with respect to reaching a modified funds from operations or MFFO (defined below) coverage amount per quarter of fifteen cents per share of our common stock (equivalent to an annualized sixty cents per share). As modified, rather than being a monthly fee equal to one-twelfth of 0.75% of the sum of the higher of the cost or value of our assets, effective July 1, 2010, the asset management fee shall be a monthly fee equal to one-twelfth of the "Applicable Asset Management Fee Percentage" of the sum of the higher of the cost or value of such assets.

        The Applicable Asset Management Fee Percentage starting July 1, 2010 will initially be 0.50%, reduced from 0.75% prior to that time. The percentage will increase to 0.75% following two consecutive fiscal quarters during which our MFFO for each such fiscal quarter equals or exceeds 80% of the MFFO coverage amount described above. The percentage will increase further to 1.0% following two consecutive fiscal quarters during which our MFFO for each such fiscal quarter equals or exceeds 100% of such MFFO coverage amount. Finally, the percentage will return to 0.75% upon the first day following the fiscal quarter during which our advisor has, since July 1, 2010, earned asset management fees equal to the amount of asset management fees our advisor would have earned if the Applicable Asset Management Fee Percentage had been 0.75% every day since July 1, 2010. Once the Applicable Asset Management Fee Percentage increases above the 0.50% described above, it will not decrease during the term of the agreement, except as described in the fourth sentence, regardless of the our MFFO in any subsequent period. In no event will our advisor receive more than the asset management fee at the 0.75% rate originally contracted for, but will be at risk for up to one-third of those fees and incentivized to grow our MFFO.

        As used above, MFFO means, with respect to any fiscal quarter, our funds from operations, or FFO (as defined by the National Association of Real Estate Investment Trusts), during such quarter, plus acquisition expenses, impairment charges and adjustments to fair value for derivatives not qualifying for hedge accounting during such quarter. However, if a trade or industry group promulgates a different definition of MFFO applicable to listed or non-listed REITs that we adopt in our periodic reports filed with the Securities and Exchange Commission, MFFO will have the meaning of such different definition.

        In addition to the above, the termination date of the Amended and Restated Agreement is extended to one year from the effective date of the change to our asset management fee arrangements, or July 1, 2011.

Distributions Declared for September 2010

        On June 16, 2010, our board of directors declared distributions at the rate of 6%, adjusted from the annualized 7% applicable to periods through August 2010 to an annualized 6% for the month of September 2010. This was declared as daily distributions payable to the stockholders of record each day during September 2010 in the amount of $0.0001643 per share of common stock. (Distribution rate calculations are based on a purchase price of $10.00 per share.) The distributions in respect of September 2010 will be paid in cash on or before the 12th day of October 2010. Stockholders of record prior to September 2010 will still receive daily distributions at the 7.0% annualized rate in respect of the months of June July and August and payable respectively in July, August and September, in accordance with our board's June 1, 2010 distribution declaration. A portion of each distribution may constitute a return of capital for tax purposes. There is no assurance that we will continue to declare daily distributions at this rate or any other rate.

Recent Acquisitions and Financings

  Acquisition and Financing of 7166 at Belmar

        On May 26, 2010, we acquired, through a BHMP CO-JV in which we hold a 70% ownership interest and the BHMP Co-Investment Partner holds the remaining 30% interest, a multifamily community known as 7166 at Belmar, located in Lakewood, Colorado, from an unaffiliated seller. 7166 at Belmar is a 308-unit multifamily community with amenities, including a resort-style heated pool and spa, a fitness center and a business center and cyber café. 7166 at Belmar, which was completed in 2008, has an average unit size of 980 square feet. As of the date of acquisition, approximately 90.3% of the units were occupied.

        The purchase price for Belmar was approximately $41 million, excluding closing costs. The BHMP CO-JV in which we hold a 70% ownership interest and the BHMP Co-Investment Partner holds the remaining 30% interest entered into a Fannie Mae-financed loan with CBRE Multifamily Capital, Inc., as lender, to borrow approximately $22.8 million, all of which was advanced to the BHMP CO-JV on the closing date of the loan. The proceeds of the loan were used to finance approximately 56% of the purchase price paid by the BHMP CO-JV for 7166 at Belmar. The loan is secured by a first mortgage lien on the assets of Belmar including the land, improvements, fixtures, personalty, contracts, leases, rents and reserves. The loan bears interest at an annual rate of 4.11%, has a 60-month term with monthly interest-only payments and matures on June 1, 2015. The BHMP CO-JV has the right to prepay the outstanding amount in full with the payment of a prepayment premium. If the prepayment is made before November 30, 2014, the prepayment premium is equal to the greater of (a) 1% of the principal being prepaid or (b) the yield maintenance amount. If the prepayment is made on or after November 30, 2014 but before February 28, 2015, the prepayment premium is equal to 1% of the principal being prepaid. No prepayment premium need be paid if the prepayment is made on or after February 28, 2015.

        The BHMP CO-JV funded the remainder of the purchase price with approximately $18.2 million in cash, of which we contributed approximately $12.7 million and the BHMP Co-Investment Partner contributed approximately $5.5 million. We funded our cash contribution with proceeds from our initial public offering.

  Acquisition of Briar Forest Lofts

        On May 27, 2010, we acquired, through a BHMP CO-JV in which we hold a 55% ownership interest and the BHMP Co-Investment Partner holds the remaining 45% interest, a multifamily community known as Briar Forest Lofts, located in Houston, Texas, from an unaffiliated seller. Briar Forest Lofts is a 352-unit multifamily community with amenities, including two swimming pools, a fitness center and a business center and Internet café. Briar Forest Lofts, which was completed in 2008, has an average unit size of 901 square feet. As of the date of acquisition, approximately 84.7% of the units were occupied.

        The purchase price for Briar Forest Lofts was approximately $38.2 million, excluding closing costs. We funded 55% of the purchase price, or approximately $21.0 million, with proceeds from our initial public offering. The BHMP Co-Investment Partner funded the remaining 45% of the purchase price. The BHMP CO-JV is currently in the process of placing mortgage debt on this community.

  Acquisition of Fitzhugh Urban Flats

        On June 10, 2010, we acquired, through a BHMP CO-JV in which we hold a 55% ownership interest and the BHMP Co-Investment Partner holds the remaining 45% interest, a multifamily community known as Fitzhugh Urban Flats, located in Dallas, Texas, from an unaffiliated seller. Fitzhugh Urban Flats is a 452-unit multifamily community with amenities including a fitness center, a media room and game room and three pools. Fitzhugh Urban Flats, which was completed in 2009, has an average unit size of 942 square feet. As of the date of acquisition, approximately 94% of the units were occupied.

        The purchase price for Fitzhugh Urban Flats was approximately $49.8 million, excluding closing costs. We funded 55% of the purchase price, or approximately $27.4 million, with proceeds from our initial public offering. The BHMP Co-Investment Partner funded the remaining 45% of the purchase price. The BHMP CO-JV may later place mortgage debt on this community.

  Acquisition of Tupelo Alley

        On June 10, 2010, we acquired, through a BHMP CO-JV in which we hold a 55% ownership interest and the BHMP Co-Investment Partner holds the remaining 45% interest, a multifamily community known as Tupelo Alley, located in Portland, Oregon, from an unaffiliated seller. Tupelo Alley is a 188-unit multifamily community with 10,006 square feet of retail space and has amenities including a fitness center and cyber concierge. Tupelo Alley, which was completed in 2009, has an average unit size of 770 square feet. As of the date of acquisition, approximately 95% of the units were occupied.

        The purchase price for Tupelo Alley was approximately $38.8 million, excluding closing costs. We funded 55% of the purchase price, or approximately $21.3 million, with proceeds from our initial public offering. The BHMP Co-Investment Partner funded the remaining 45% of the purchase price. The BHMP CO-JV may later place mortgage debt on this community.

        We believe that this community and the other recently acquired communities described above are suitable for their intended purposes and adequately covered by insurance. The communities are located in submarkets where there are a number of comparable properties that might compete with them. We do not intend to make significant renovations or improvements to them.

  Additional Borrowing under our Credit Facility

        As of June 17, 2010, the outstanding principal balance of our $150 million credit facility was $30 million and the collateral pool securing such amount consisted of Grand Reserve Orange and the residential portion of The Lofts at Park Crest.

Potential Acquisitions

  Kimball Towers

        On June 1, 2010, we entered into an agreement to purchase a multifamily community known as Kimball Towers, located in Burlington, Massachusetts. Kimball Towers is a 256-unit multifamily community with amenities, including a fitness center, a pool and tennis courts. The contract purchase price for Kimball Towers is $50.0 million, excluding closing costs. On June 1, 2010, we deposited $0.5 million in earnest money. Upon satisfaction of certain conditions, but prior to closing, we will be obligated to provide an additional $0.5 million in earnest money. If the purchase is consummated, we expect that a portion of the purchase price will be financed through a first mortgage loan, secured by Kimball Towers, with the remainder of the purchase price funded with proceeds from our initial public offering.

  Acappella

        On June 7, 2010, we entered into an agreement to purchase a multifamily community known as Acappella, located in San Bruno, California. Acappella is a 163-unit multifamily community with amenities, including a fitness center, a heated pool and spa and a business center. The contract purchase price for Acappella is $55.0 million, excluding closing costs. On June 8, 2010, we deposited $2.75 million in earnest money. If the purchase is consummated, we expect that the purchase price will be funded with proceeds from our initial public offering.

        The consummation of the purchase of each multifamily community described above is subject to substantial conditions. The consummation of these acquisitions generally will depend upon:

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  the satisfaction of the conditions to the acquisition contained in the relevant contracts;

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  no material adverse change occurring relating to the community; and

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  our receipt of satisfactory due diligence information, including environmental and property condition reports, and lease information.

        Other assets may be identified in the future that we may acquire before or instead of the investments described above. As of the date of this supplement, we cannot make any assurances that the closings of these investments are probable.

Recent Developments Regarding other Behringer Harvard Sponsored Programs

        The information presented below supersedes and replaces the similar information contained in the "Prior Performance Summary—Recent Developments" section of the prospectus:

Recent Adverse Developments

        The information in this subsection is designed to update investors regarding other Behringer Harvard sponsored programs. Due to the challenging real estate market, credit market, and general economic conditions over the past few years, most of this information relates to adverse developments. The current economic crisis, which began with the collapse of residential subprime credit markets and continued through an overall crisis in, and freeze of, the credit markets toward the end of 2008, followed by unemployment and economic declines unprecedented in the last 70 years, has had severely negative effects across substantially all commercial real estate. As the industry has been affected, Behringer Harvard sponsored investment programs that substantially completed their primary equity offerings at or prior to the end of 2008 have been adversely affected by the disruptions to the economy generally and the real estate market. These economic conditions have adversely affected the financial condition of many of these programs' tenants and lease guarantors, resulting in tenant defaults or bankruptcies. Further, lowered asset values, as a result of declining occupancies, reduced rental rates, and greater tenant concessions and leasing costs, have reduced investor returns in these investment programs because these factors not only reduce current return to investors but also negatively impact the ability of these investment programs to refinance or sell their assets and to realize gains thereon.

        In response to these economic stresses, these Behringer Harvard sponsored investment programs have altered their overall strategies from acquisition and growth to focusing on capital conservation, debt extensions and restructurings, reduction of operating expenses, and management of lease renewals and retenanting, declining occupancies and rental rates, and increases in tenant concessions and leasing costs. Identified and described below are trends regarding the consequences of the current economic environment affecting certain characteristics of these other investment programs. These trends provide additional information as to the consequences of the current economic conditions on real estate investment programs of the type sponsored by Behringer Harvard, many of which consequences may affect us.

        Distributions and Redemptions.    Behringer Harvard Mid-Term Value Enhancement Fund I has previously paid monthly distributions at a 6% annualized rate (all distribution rate calculations herein assume a per unit or share purchase price of $10.00 reduced for capital distributions arising from sales of assets). As a result of the sale described below, the general partners have reduced the normal distributions to a 3% annualized rate based on a $10.00 price per unit effective June 1, 2010. While remaining portfolio liquidation may be delayed because of current economic challenges, Behringer Harvard Mid-Term Value Enhancement Fund I is at the stage where it is operating with a view to provide capital returns to its investors through the sale of its assets. On April 15, 2010 it sold one of its office properties. This building was the second building sold from its original portfolio of six properties, leaving it with four remaining properties. The general partners determined to distribute virtually all of the net proceeds of the sale to the limited partners of record as of May 17, 2010 via a special distribution of $0.63 per unit on May 25, 2010.

        Behringer Harvard REIT I lowered its annualized distribution rate for its monthly distributions from 6.5% to 3.25% beginning in April 2009 and to 1.0% in connection with its May 2010 distribution. Behringer Harvard Opportunity REIT I moved from monthly to quarterly distributions and lowered its annualized distribution rate from 3% to 1% beginning with its distribution for the first quarter of 2010. The regular distribution of Behringer Harvard Short-Term Opportunity Fund I was discontinued beginning with the third quarter of 2009. Behringer Harvard REIT I, Behringer Harvard Opportunity REIT I and Behringer Harvard Mid-Term Value Enhancement Fund I have each indicated that their focus in the current environment is on capital preservation and that they may further reduce their distribution rates or cease paying distributions.

        In March 2009, to conserve capital, Behringer Harvard REIT I and Behringer Harvard Opportunity REIT I suspended their share redemption programs except for redemptions requested by shareholders by reason of death, disability, or confinement to long-term care. Behringer Harvard REIT I further limited such redemptions to no more than $2.5 million for each of the first and second quarters of 2010 and approximately $1 million for each of the third and fourth quarters of 2010. Behringer Harvard REIT I and Behringer Harvard Opportunity REIT I may further limit or suspend redemptions. In connection with their announcements of their intention to enter their portfolio liquidation phase in December 2006, Behringer Harvard Mid-Term Value Enhancement Fund I and Behringer Harvard Short-Term Opportunity Fund I terminated their redemption programs (as well as their distribution reinvestment plans).

        The recession has also negatively impacted the operating performance of Behringer Harvard REIT I and Behringer Harvard Opportunity REIT I. Cash flow from operating activities has decreased and has been insufficient to fund both the net cash required to fund distributions and the capital requirements of their properties. As a result, portions of the net cash required for distributions and capital expenditures of these REITs were funded from their cash on hand, including proceeds from their offerings and/or borrowings.

        Estimated Valuations.    Both Behringer Harvard Mid-Term Value Enhancement I and Behringer Harvard Short-Term Opportunity Fund I announced estimated valuations as of December 31, 2009 of $7.09 and $6.45 per unit, respectively, of their limited partner units. As a result of the special distribution described above, the estimated valuation of the limited partner units of Behringer Harvard Mid-Term Value Enhancement Fund I has been adjusted to $6.46. Behringer Harvard Opportunity REIT I announced estimated valuations of its common stock of $8.17 per share as of June 30, 2009 and $8.03 as of December 31, 2009. Behringer Harvard REIT I announced an estimated valuation of its common stock of $4.25 per share as of May 17, 2010. Each of these units and shares were originally sold in their best efforts public offerings for a gross offering price of $10.00.

        As with any valuation methodology, the methodologies used by the Behringer Harvard sponsored investment programs utilize a number of estimates and assumptions. Parties using different assumptions and estimates could derive a different estimated value and these differences could be significant. The estimated values per share or unit were adopted pursuant to the specific valuation policies of these investment programs and do not represent the fair value of the shares or units calculated in accordance with GAAP or the price at which such shares or units would trade on a national securities exchange. The valuation policies and the announcements of estimated values for these programs should be reviewed for additional information and limitations.

        Waiver of Fees and Expenses.    Behringer Harvard Holdings and its affiliates have from time to time, voluntarily when it has perceived circumstances to warrant it, waived fees and expenses due from their sponsored investment programs. In the first quarter of 2010, Behringer Harvard Holdings entities waived asset management fees of approximately $2.2 million owed by Behringer Harvard REIT I, asset management fees and reimbursement of operating expenses of approximately $17,000 and $4.0 million, respectively, owed by Behringer Harvard Short-Term Opportunity Fund I, asset management fees and reimbursement of operating expenses of approximately $52,000 and $381,000, respectively, owed by Behringer Harvard Strategic Opportunity Fund I (a privately offered program) and property management oversight fees, asset management fees, acquisition fees and reimbursement of operating expenses of approximately $46,000, $80,000, $71,000 and $396,000, respectively, owed by Behringer Harvard Strategic Opportunity Fund II (also a privately offered program). In 2009, Behringer Harvard Holdings entities waived asset management fees of approximately $7.5 million owed by Behringer Harvard REIT I, asset management fees and reimbursement of operating expenses of approximately

$31,000 and $301,000, respectively, owed by Behringer Harvard Short-Term Opportunity Fund I, asset management fees and reimbursement of operating expenses of approximately $70,000 and $187,000, respectively, owed by Behringer Harvard Strategic Opportunity Fund I, and asset management fees and reimbursement of operating expenses of approximately $172,000 and $161,000, respectively, owed by Behringer Harvard Strategic Opportunity Fund II. In addition, Behringer Harvard Holdings entities waived property management oversight fees of approximately $161,000 owed by Behringer Harvard Strategic Opportunity Fund II. In 2008, Behringer Harvard Holdings entities waived asset management fees of approximately $566,000 owed by Behringer Harvard Strategic Opportunity Fund I and asset management fees of approximately $892,000 owed by Behringer Harvard Strategic Opportunity Fund II. Behringer Harvard REIT I's advisor and Behringer Harvard Short-Term Opportunity Fund I's general partners each waived asset management fees of approximately $1.0 million for the year ended December 31, 2007. In addition, in 2007, Behringer Harvard Holdings entities waived property management oversight fees of approximately $333,000 owed by Behringer Harvard Strategic Opportunity Fund II. The results of operations and distributions from these programs shown in the Prior Performance Tables would have been lower without such arrangements. There is no assurance that Behringer Harvard Holdings or its affiliated entities will waive or defer fees or expenses due from its sponsored investment programs in the future.

        Impairments.    Under GAAP, Behringer Harvard sponsored investment programs consider the applicability of any financial statement impairments of the assets that they own. As a result of adverse economic conditions beginning in 2008 and continuing through 2009, Behringer Harvard REIT I has taken impairments of approximately $21.1 million and $259.1 million during the fiscal years ended December 31, 2008 and 2009, respectively. Behringer Harvard Opportunity REIT I has taken impairments of approximately $19.4 million during the fiscal year ended December 31, 2008, $15.5 million during the fiscal year ended December 31, 2009 and $4.7 million during the first quarter of 2010. In addition, Behringer Harvard Opportunity REIT I recorded a reserve for loan losses totaling $11.1 million, including $7.1 million recognized as a provision to loan losses. Behringer Harvard Mid-Term Value Enhancement Fund I recognized an asset impairment of approximately $0.4 million during the first quarter of 2010. Also, for the years ended December 31, 2007, 2008, and 2009 and the quarter ended March 31, 2010, Behringer Harvard Short-Term Opportunity Fund I recognized inventory valuation adjustments of approximately $2.4 million, $16.8 million, $0.5 million and $1.7 million, respectively. In addition, Behringer Harvard Strategic Opportunity Fund II recognized an asset impairment of approximately $3.2 million in 2008. In addition, Behringer Harvard Strategic Opportunity Fund I and Behringer Harvard Strategic Opportunity Fund II are currently considering impairments that may be applicable for 2009.

        Financings.    The recent turbulent financial markets and disruption in the banking system, as well as the nationwide economic downturn, have created a severe lack of credit, rising costs of any debt that is available and reluctance by lenders to lend as large a percentage of debt to equity than in prior periods. These market disruptions have adversely affected all of the Behringer Harvard investment programs that substantially completed their equity offerings at or prior to the end of 2008 (except Behringer Harvard Mid-Term Value Enhancement Fund I, which incurred no debt). These investment programs have experienced property loan maturities that have not been refinanced or that have been refinanced at reduced values requiring additional collateral or equity and/or at higher interest rates or loan defaults related to certain of their assets. These programs are working with their lenders to replace, extend, or restructure debt arrangements as they mature or to purchase or payoff the debt at discounted amounts and to otherwise manage their debt arrangements to preserve value for their investors, although there is no assurance that they will be able retain all of their assets as mortgage loans mature. To date, these investment programs have had success in these activities, though in respect of two assets where it was unable to negotiate a satisfactory restructuring or debt purchase, Behringer Harvard REIT I has allowed the mortgage lenders to foreclose or take the related property in lieu of foreclosure. As of March 31, 2010, with respect to its 71 operating office properties, Behringer Harvard REIT I was in discussions with lenders to restructure, purchase or pay-off three non-recourse property loans with a combined outstanding balance of approximately $86.6 million that were in default or had experienced events of default. As of March 31, 2010, at least six other Behringer Harvard REIT I properties have property loans that need to be modified during 2010 in order to support the underlying asset value, some of which may have imminent defaults or events of default. Subsequent to March 31, 2010, a default occurred on a loan associated with one of Behringer Harvard REIT I's properties having an outstanding debt balance of approximately $27.5 million.

        Sponsor Activities.    Behringer Harvard Holding entities have also, voluntarily and in circumstances where a short term need for liquidity has been deemed by them to be advisable, provided loans to certain Behringer Harvard sponsored investment programs, including Behringer Harvard Short-Term Opportunity Fund I, Behringer Harvard Strategic Opportunity Fund I, and Behringer Harvard Strategic Opportunity Fund II. The outstanding principal balance of these loans as of March 31, 2010 was approximately $13.9 million (net of the loan forgiveness described below), $10.8 million and $13.2 million, respectively. On December 31, 2007 and 2009, Behringer Harvard Holdings forgave approximately $7.5 million and $15 million, respectively, of principal loans and all interest thereon owed by Behringer Harvard Short-Term Opportunity Fund I, which was accounted for as a capital contribution by its general partners. Behringer Harvard Holdings has also leased vacant space at certain of its TIC Programs discussed below. The results of operations and distributions from Behringer Harvard Short-Term Opportunity Fund I shown in the Prior Performance Tables would have been lower without such arrangements. There is no assurance that Behringer Harvard Holdings or its affiliated entities will engage in such activities with respect to its sponsored investment programs in the future.

        Co-Investor Arrangements.    Behringer Harvard Holdings sponsored private offerings from 2003 through 2005 for eight single asset co-investment arrangements structured as tenant-in-common programs ("TIC Programs"). Behringer Harvard Strategic Opportunity Fund I sponsored one TIC Program. As of March 31, 2010, Behringer Harvard REIT I had acquired all TIC interests where it had been the largest TIC owner in four TIC Programs and remained the largest tenant-in-common investor in two TIC Programs. Behringer Harvard Strategic Opportunity Fund I owns a tenant-in-common interest in the one TIC Program it sponsored, and the remaining TIC Program is owned by tenant-in-common investors with a small interest owned by Behringer Harvard Holdings. The remaining TIC Program sold its property in 2008.

        Investors in five of the TIC Programs received a positive total return on their investment including investors in one TIC Program who received a total return above what was projected in its private placement offering memorandum. In general, the recession has adversely affected the operating performance of the remaining four TIC Programs. One of the TIC Programs is underperforming relative to projections substantially due to representations made by the seller and its agents related to its operating expenses and revenues that Behringer Harvard Holdings believes to be false. Behringer Harvard Holdings is currently engaged in a lawsuit where it has received settlements for the TIC investors while it remains in dispute with the former on-site property manager. The tenant-in-common investors have received substantial settlement consideration and are no longer party to this suit.

        Several Behringer Harvard sponsored investment programs have made portfolio investments under co-investment arrangements, generally as partnerships. Certain of these co-investors have threatened claims against these investment programs and their sponsor where current economic conditions have resulted in these investments underperforming expectations. Other than as to Behringer Harvard Opportunity REIT I that has been sued by a co-investor in one such circumstance, none of these threats have resulted in lawsuits. While there is not believed to be any merit in this lawsuit or any of the threats, the defense and any settlement of these claims may negatively impact returns to the investors in these investment programs.

Corrections to Prior Performance Table Information

        On April 14, 2010 and April 27, 2010, we filed Current Reports on Form 8-K and Form 8-K/A, respectively, to present prior performance table information about the prior performance of programs sponsored by Behringer Harvard Holdings, LLC and its affiliates, which control our advisor, in order to incorporate this prior performance information by reference into this prospectus. In each of these previously filed current reports, the 2009 figures for "Net income—GAAP basis" of Behringer Harvard REIT I and Behringer Harvard Short-Term Opportunity Fund I presented in Table III of the Prior Performance Tables should have been presented with parentheses as $(430,631,471) and $(13,036,853), respectively, to indicate a net loss.

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SUPPLEMENT NO. 3 DATED JUNE 17, 2010 TO THE PROSPECTUS DATED APRIL 27, 2010 OF BEHRINGER HARVARD MULTIFAMILY REIT I, INC.